






# Wave Motion Launch Corporation ⧉ PRELAUNCH

**Non-Rocket Space Launch**

## $40,708 USD INTERESTED

81% of goal reached



73 Interested



**INDICATE INTEREST**

Be the first to know when Wave Motion Launch Corporation launches. An indication of interest involves no obligation or commitment of any kind.

ⓘ What is a Pre-launch offer?

PITCH    DISCUSSION 9



| Summary |
| --- |
| Problem |
| Solution |
| Product |
| Traction |
| Customers |
| Business model |
| Market |
| Competition |
| Team |
| Vision |

## SUMMARY

**PROBLEM** The enormous economic potential of space is locked up by the limitations of current propulsion methods.

**SOLUTION** A cheaper and faster method of getting payloads to supersonic speeds without requiring a barrel, track, or significant onboard propellant.

**PRODUCT** A patented launcher known as the Jet-Gun, which uses a stream of supersonic gas to thrust projectiles from the ground up to hypervelocity.

**TRACTION** $1.3MM OTA contract with U.S. NAVY,  Hold US patent

**CUSTOMERS** U.S. Navy

**BUSINESS MODEL** Transactional

**MARKET** Approx. Market Size: 20B

**COMPETITION** Non-rocket launch schemes with major infrastructure requirements (Spinlaunch); large reusable rockets (Starship) may be competitive or complementary.

**TEAM** Top aerospace program graduates who brought the Jet-Gun from concept to prototype in 2 years; advisors with 30 years of experience in space & defense.

**VISION** To become a space economy cornerstone by enabling the transport of vehicles, energy and commodities to destinations throughout the solar system.

**USE OF FUNDS** Expansion of our team and equipment to support defense contract opportunities, and the development of Jet-Gun technology for space launch.

## PROBLEM



**The enormous economic potential of space is locked up by the limitations of current propulsion methods.**

Coming soon.

---

**SOLUTION**



**A cheaper and faster method of getting payloads to supersonic speeds without requiring a barrel, track, or significant onboard propellant.**

Coming soon.

---

**PRODUCT**



**A patented launcher known as the Jet-Gun, which uses a stream of supersonic gas to thrust projectiles from the ground up to hypervelocity.**

Coming soon.

---

**TRACTION**



$1.3MM OTA contract with U.S. NAVY

**Hold US patent**

Coming soon.

## CUSTOMERS

 **U.S. Navy**
SALES

Coming soon.

## BUSINESS MODEL

 **Transactional**
A one-time sale of goods or services

Coming soon.

## MARKET

 **20B**
Approximate Total Market Size

Coming soon.

## COMPETITION



**Non-rocket launch schemes with major infrastructure requirements (Spinlaunch); large reusable rockets (Starship) may be competitive or complementary.**

**Coming soon.**

---

## TEAM



**Top aerospace program graduates who brought the Jet-Gun from concept to prototype in 2 years; advisors with 30 years of experience in space & defense.**

---

## VISION



**To become a space economy cornerstone by enabling the transport of vehicles, energy and commodities to destinations throughout the solar system.**

**Coming soon.**

---

## USE OF FUNDS



**Expansion of our team and equipment to support defense contract opportunities, and the development of Jet-Gun technology for space launch.**

**Coming soon.**

## COMPANY



# Wave Motion Launch Corporation

**Transportation/Launch Services**

The space economy needs a high-volume, low-cost way of sending supplies into space to sustain industry and exploration. Wave Motion Launch Corporation is bringing down the cost of getting into orbit by bringing the boom with our patented hypervelocity launcher, the Jet-Gun. While currently being adopted in the defense industry, we envision that the Jet-Gun can be used to launch payloads into Earth orbit and beyond every day for less than $100 per pound, enabling billions in spaced-based industrial activity.

| | |
|---|---|
| Website | **wavemotionlaunch.space/** |
| Employeee Count | **3 People** |
| Founding year | **2020** |
| Company type | **Private** |

**View Company Profile**

## RISKS & DISCLOSURES



# Wave Motion is soliciting interest under Regulation Crowdfunding.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.